Exhibit 99.43

Marketing and Sales Distribution Alliance Agreement

This Marketing and Sales Distribution Alliance Agreement (the “Agreement”) is made and entered into as of November 29, 2011 (the “Effective Date”) by and between KCI Medical Resources Ltd, a nonresident corporation organized, registered in, and existing under the laws of the Republic of Ireland, having its principal place of business at 122 Mart Street, Zephyr House, Grand Cayman, Cayman Islands (“KCI MR”) and Novadaq Technologies Inc., a corporation, having its headquarters at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, Canada L4W 4L5, together with its United States subsidiary Novadaq Corp. (“Novadaq”); KCI MR and Novadaq both together are referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Novadaq markets medical imaging devices with associated software and associated consumables and provides maintenance and support services therefor;

AND WHEREAS, the Parties desire that KCI MR distribute Novadaq’s medical imaging device and associated consumables in the Field throughout the Territory (both as defined below).

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, Novadaq and KCI MR agree as follows:

1.0	DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings specified below (and derivative forms of them shall be interpreted accordingly):

1.1 “Affiliate” means any Person which directly or indirectly through one (1) or more intermediaries controls, is controlled by or is under common control with a Party; however with respect to KCI MR, “Affiliate” shall mean any Person which directly or indirectly through one (1) or more intermediaries is controlled by KCI MR, LifeCell Corporation, Kinetic Concepts, Inc. or Chiron Guernsey LP, Inc. A Person will be deemed to “control” another Person if it (a) owns, directly or indirectly, beneficially or legally, at least fifty percent (50%) of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by a Person in a particular jurisdiction) of such other Person, or has other comparable ownership interest with respect to any Person other than a corporation; or (b) has the power, whether pursuant to contract, ownership of securities or otherwise, to direct the management and policies of the Person.

1.2 “Business Plan” shall have the meaning specified in Section 4.1.

1.3 “Claim” shall have the meaning specified in Section 19.1.

1.4 “Confidential Information” means all data, documents, materials and information disclosed by one Party to the other Party regarding the Products, a Party’s other products, or a Party’s customers, technology or business including pricing, ordering procedures, problem reports and performance information, marketing and financial plans and data, and training materials, in each case that are marked “confidential” or are otherwise provided in a manner or circumstances that reasonably indicate that such materials or information are considered confidential or proprietary by a Party. Confidential Information shall exclude any material or information to the extent that the receiving Party can document that such material or information: (a) was generally known and available in the public domain at the time it was disclosed by the disclosing Party or subsequently becomes generally known and available in the public domain through no fault of the receiving Party; (b) was known to the receiving Party prior to the time of disclosure by the disclosing Party; (c) was independently developed by the receiving Party without any use of any Confidential Information; or (d) becomes known to the receiving Party from a source other than the disclosing Party without breach of this Agreement by the receiving Party and without breach of any confidentiality obligation by such source, and is otherwise not in violation of disclosing Party’s rights.

1.5 “Contract Termination Payment” shall have the meaning specified in Section 15.3.

1.6 “Contract Year” shall mean the first 12-full-calendar-month period after the Effective Date (including the month in which the Effective Date occurs if it occurs on the first day of a month) and each 12-month period thereafter during the Term.

1.7 “Customer” means any Person that purchases a Procedure Kit or purchases, rents, or has placed in its facility a Device from KCI MR in the Territory for use within the Field.

1.8 “Customer Agreement” shall have the meaning specified in Section 15.5.

1.9 “Database” shall have the meaning specified in Section 11.2.

1.10 “Designated Representative” shall have the meaning specified in Section 22.12.

1.11 “Device” means the medical imaging device with associated Product Software and Procedure Kits, with specifications to be determined by Novadaq and KCI MR with input from key opinion leaders, and future versions and improvements thereof and enhancements thereto, but for clarity excludes any endoscopic medical imaging device and enhancements thereto. The description of the Device will be developed by the JSC after the specification for the Device is approved, and such description will thereafter be deemed part of this Agreement.

1.12 “Documentation” shall have the meaning specified in Section 21.6.

1.13 “European Major Markets” means the United Kingdom, France, Germany, Italy, and Spain.

1.14 “Existing Trademarks” shall have the meaning specified in Section 2.1(c).

1.15 “Expense Amount” shall have the meaning specified in Section 15.3(b).

1.16 “Field” means use of the Device for the visualization of blood flow in vessels and tissue perfusion in procedures typically performed by physicians or podiatrists who diagnose, treat or subsequently follow the treatment of wounds that (i) typically result from (a) poor tissue perfusion such as ulcers, incisions and other open skin wounds that fail to heal or (b) burns or (ii) are caused by (a) diseases such as diabetes, atherosclerosis or (b) other conditions such as injury, malnutrition, infection and advanced age. Notwithstanding the foregoing, the “Field” does not include use of the Device for the visualization of blood flow in vessels and tissue perfusion in the Original LifeCell Field, the Surgical Field, or in coronary artery bypass, thoracic, or spinal surgeries, or laparoscopic or endoscopic surgeries, such as, minimally invasive cardiothoracic, laparoscopic cholecystectomy, laparoscopic hysterectomy, or endoscopic urological or robotic procedures.

1.17 “Fixed Amount” shall have the meaning specified in 15.3(c).

1.18 “Force Majeure” shall have the meaning specified in Section 22.1.

1.19 “ICG” means Indocyanine Green.

1.20 “Infringement” shall have the meaning specified in Section 21.8.

1.21 “Intellectual Property” shall mean all inventions, discoveries, designs, works of authorship, marks, trade names, service marks, trade dress, including, without limitation, any renewal, extension or other rights thereof, and applications, provisionals, divisionals, reexaminations, continuation in part, divisions, continuations, reissues, additions, substitutions and registration for any of the foregoing, technical information, devices, processes, procedures, techniques, formulae, software, designs, drawings, data, trade secrets, methods, protocols, products, apparatuses, and other material, compositions, mask works, domain names, schematics, manufacturing processes, know-how, moral rights, software programs or applications, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans proposals, technical data, financial and marketing plans, customer and supplier lists and information, and all other intellectual property or proprietary rights, throughout the Territory.

1.22 “Intellectual Property Rights” shall have the meaning specified in Section 21.1.

1.23 “JSC” shall have the meaning specified in Section 4.2(a).

1.24 “KCI Marks” shall have the meaning specified in Section 2.1(c).

1.25 “KCI MR Indemnitees” shall have the meaning specified in Section 19.1.

1.26 “KCI US” means KCI USA, Inc.

1.27 “KCI US Agreement” means that certain Marketing and Sales Distribution Alliance Agreement between KCI US and Novadaq, dated as of the date hereof.

1.28 “Launch Payments” means any amounts paid by KCI MR pursuant to Section 3.1 of this Agreement.

1.29 “LifeCell” means LifeCell Corporation.

1.30 “LifeCell Agreement” means that certain Marketing and Sales Distribution Alliance Agreement between LifeCell and Novadaq, dated as of the date hereof.

1.31 “LifeCell MR” means LifeCell Medical Resources Limited.

1.32 “LifeCell MR Agreement” means that certain Marketing and Sales Distribution Alliance Agreement between LifeCell MR and Novadaq, dated as of the date hereof.

1.33 “MEA Major Markets” means Israel, Saudi Arabia, the United Arab Emirates and South Africa.

1.34 “Net Revenue” shall mean without duplication, all gross revenues received by KCI MR pursuant to the distribution rights under this Agreement for sales or rentals of Products in the Territory, less all reasonably related expenses or other costs to the extent actually incurred by KCI MR pursuant to the distribution rights under this Agreement attributable to the Products in the Territory for: (1) discounts, rebates and deductions accrued to Customers (including group purchasing organizations) based on volumes and/or revenues, or any other cash deductions to wholesalers or distributors or to other Customers for quantity purchases, prompt payments or other special conditions on sales of the Products (and not on any other products or services sold in conjunction with the Products); (2) credits, write-offs, collection fees, allowances or refunds, not exceeding the original invoice amount, for claims, returns, collections or bad debts, and any other allowances made for returned or deficient goods or services; (3) transportation expenses, including any and all carriage or insurance charges, packaging, freight, and costs of delivery except to the extent charged to or paid for by Customer or for which KCI MR is otherwise reimbursed pursuant to the distribution rights under this Agreement attributable to the Products in the Territory; and (4) sales and use taxes and other fees or taxes imposed by any government or governmental agency, including, but not limited to any import, export or customs duties.

1.35 “New Marks” shall have the meaning specified in Section 2.1(c).

1.36 “Notice of Assignment” shall have the meaning specified in Section 15.5.

1.37 “Novadaq Indemnitees” shall have the meaning specified in Section 19.2.

1.38 “Novadaq Trademarks” means NOVADAQ®.

1.39 “Original LifeCell Field” means the use of the SPY Imaging System and the accompanying software and associated procedure kit for the visualization of blood flow in vessels and tissue perfusion in open surgical procedures (including trauma procedures) performed in the operating room or related follow-up treatment outside the operating room, limited to plastic and plastic reconstructive, breast, gastrointestinal, head and neck surgeries, and general open surgical procedures of the type typically performed by a general surgeon. Notwithstanding the foregoing, the Original LifeCell Field does not include use of the SPY Imaging System and the accompanying software and associated procedure kit for the visualization of blood flow in vessels and tissue perfusion in open cardiothoracic, spinal, minimally invasive surgery (MIS), robotic or laparoscopic surgeries, such as, laparoscopic cholecystectomy, laparoscopic hysterectomy, or MIS urological procedures.

1.40 “Other KCI Agreements” means the LifeCell Agreement, the LifeCell MR Agreement and the KCI US Agreement.

1.41 “Person” means any individual, partnership, joint venture, limited liability company, corporation, firm, trust, association, unincorporated organization, governmental authority or agency, or any other entity not specifically listed herein.

1.42 “Placement Plan” shall have the meaning specified in Exhibit A.

1.43 “Procedure Kits” means the current and future versions of kits containing the accessories and supplies used with the Device. The description of the Procedure Kit will be developed by the JSC after the specification for the Device is approved, and such description will thereafter be deemed part of this Agreement.

1.44 “Products” means the Device and Procedure Kits, either together or separately.

1.45 “Product Software” means the software necessary for operating the Device.

1.46 “Purchase Plan” shall have the meaning specified in Exhibit A.

1.47 “Regulatory Approval” shall have the meaning specified in Section 12.3.

1.48 “Reimbursement Approval” shall have the meaning specified in Section 12.4.

1.49 “Rental Plan” shall have the meaning specified in Exhibit A.

1.50 “Revenue Amount” shall have the meaning specified in 15.3(a).

1.51 “Services” means the services provided by Novadaq to or on behalf of KCI MR for the Products including, but not limited to (i) installation, (ii) telephone support services for Products; (iii) providing on-site service, maintenance, upgrades, and on-site technical support for Devices; (iii) repair of defective Devices (whether rented, placed, or under a warranty or an extended warranty service as set forth in Article 18); and (iv) de-installation/removal.

1.52 “SPY Trademarks” means SPY, SPY Q, SPY PAQ, NOVADRAPE, SPY Elite.

1.53 “Subdistributor” shall have the meaning specified in Section 2.1(a).

1.54 “Surgical Device” means the medical imaging device with associated Product software and procedure kits, as more fully described in Exhibit B and future versions and improvements thereof and enhancements thereto, but for clarity excludes any endoscopic medical imaging device and enhancements thereto.

1.55 “Surgical Field” means use of the Surgical Device for the visualization of blood flow in vessels and related tissue perfusion during surgery or interventional procedures or in preparation or follow-up outside the operating room. Notwithstanding the foregoing, the “Surgical Field” does not include use of the Surgical Device for the visualization of blood flow in vessels and tissue perfusion in the Original LifeCell Field or the Field, or in coronary artery bypass, thoracic, neurological, or spinal surgeries, or laparoscopic or endoscopic surgeries, such as, minimally invasive cardiothoracic, laparoscopic cholecystectomy, laparoscopic hysterectomy, or endoscopic urological or robotic procedures.

1.56 “Term” shall have the meaning specified in Section 15.1.

1.57 “Territory” means the regions and/or countries listed in Exhibit A, subject to modification pursuant to Section 2.3.

2.0	GRANT OF RIGHTS

2.1 Exclusive Rights and License to Market, Sell, and Distribute.

(a) Subject to the terms and conditions of this Agreement, Novadaq hereby appoints KCI MR during the Term as Novadaq’s exclusive distributor of the Products in the Territory and grants to KCI MR the right during the Term to market and demonstrate the Products to Customers for use within the Field and sell and otherwise distribute the Products to Customers within the Territory. KCI MR shall not sell the Products to a Customer with KCI MR having knowledge that a Customer will use the Products outside of the Field. Novadaq represents and warrants to KCI MR that Novadaq has the right and authority to execute, deliver, and perform this Agreement, and Novadaq has not entered into any other agreements, written or oral, with any third party permitting the sale or distribution of the Products in the Field in the Territory, and covenants and agrees that during the Term, Novadaq will not enter into any such agreement or itself sell or distribute the Products in the Field in the Territory. KCI MR may appoint any of its Affiliates as a subdistributor under the Agreement (the “Subdistributor”) to the extent that Novadaq has granted distribution rights as set forth in this Section 2.1(a) and other rights and obligations set forth in this Agreement (e.g., the responsibility for conducting clinical trials) without obtaining the consent of Novadaq; provided, however, that such subdistribution rights shall automatically be deemed to be terminated and of no further force or effect if the Subdistributor is no longer an Affiliate of KCI MR MR.

(b) Subject to the terms of the Agreement, Novadaq grants to KCI MR (i) a nonexclusive license under any Novadaq Intellectual Property necessary to the marketing, sale, offer for sale, import/export, and use of the Products in the Field in the Territory and (ii) a non-exclusive, royalty-free right and license in the Territory, to the Novadaq Trademarks, for use in connection with the marketing, distribution, and sale of the Products in the Field in a manner consistent with Novadaq’s trademark usage guidelines as set forth in Novadaq’s Corporate Identification Manual Rev. 08.25.10, a copy of which has been furnished to KCI MR on or before the Effective Date. Novadaq may make any change to the trademark usage guidelines as it relates to the Novadaq Trademarks, provided that Novadaq (i) consults with KCI MR prior to making any such change, (ii) provides KCI MR with reasonable prior written notice of such change and (iii) such change only applies to use of the Novadaq Trademarks with respect to Products marketed, distributed or sold after the foregoing notice is provided to KCI MR. KCI MR may grant a sublicense under the rights granted under Section 2.1(b)(ii) to approved third party distributors subject to Novadaq’s prior written consent, which consent shall not be unreasonably withheld.

(c) Subject to the terms and conditions of this Agreement, Novadaq grants to KCI MR an exclusive (except as to any rights granted to LifeCell pursuant to the Amended and Restated Marketing and Sales Distribution Alliance Agreement between Novadaq and LifeCell, which shall continue to be governed by such additional agreement), royalty-free right and license in the Territory, to the SPY Trademarks, for use in connection with the marketing, distribution, and sale of the Products in the Field in a manner consistent with Novadaq’s trademark usage guidelines as set forth in Novadaq’s Corporate Identification Manual Rev. 08.25.10, a copy of which has been furnished to KCI MR on or before the Effective Date. Further, during the Term, Novadaq will limit use of the trademark SPY and other trademarks containing the element “SPY” to components of imaging systems and consumables. Novadaq will not use the trademark “SPY” with any complete imaging systems, including, but not limited to, imaging systems for use in the cardiothoracic field, and, in particular, will not use the trademark “SPYscope” with any self contained endoscope product. Novadaq may make any change to the trademark usage guidelines as it relates to the SPY Trademarks, provided that Novadaq (i) consults with KCI MR prior to making any such change, (ii) provides KCI MR with reasonable prior written notice of such change and (iii) such change only applies to use of the SPY Trademarks with respect to marketing literature used and Products marketed, distributed or sold after the foregoing notice is provided to KCI MR. KCI MR may grant a sublicense under the rights granted under Section 2.1(c) to approved third party distributors subject to Novadaq’s prior written consent, which consent shall not be unreasonably withheld. Furthermore, Novadaq shall develop and use new branding for existing ICG imaging products sold by or on behalf of Novadaq as soon as reasonably practicable. As of the Effective Date, the Parties contemplate that KCI MR will market and distribute the Products under the SPY Trademarks. If KCI MR does not market and distribute the Products under the SPY Trademarks, any newly developed branding for the Products (the “New Marks”) will be owned by Novadaq. Novadaq hereby grants to KCI MR an exclusive, royalty-free right and license in the Territory, to use the New Marks, in connection with the marketing, distribution, and sale of the Products in the Field, and all goodwill associated with such use shall inure to the benefit of Novadaq. Such exclusive license to use the New Marks shall include the right to grant a sublicense to approved third party distributors subject to Novadaq’s prior written consent, which consent shall not be unreasonably withheld. During the Term of this Agreement, Novadaq shall not use the New Marks, or license the use of the New Marks to any third party, or assign the New Marks to any third party. The design, development, appearance, use, and placement of New Marks shall be at the sole discretion of KCI MR, subject to KCI MR’s compliance with Novadaq’s trademark usage guidelines (other than such usage guidelines affecting the appearance or placement of such New Marks). Notwithstanding the right of KCI MR to develop the New Marks, the Parties shall ensure that the use of any existing trademarks owned by LifeCell, Kinetic Concepts Inc., or the Affiliates of either one (“KCI Marks”) or Novadaq (collectively, the “Existing Trademarks”), would not be likely to cause confusion or cause mistake, or deceive consumers in connection with use of the New Marks and no New Marks would infringe any of the Existing Trademarks. In addition, the Parties shall use commercially reasonable efforts to avoid adopting New Marks that would be likely to cause confusion or cause mistake, or deceive customers in connection with any third party trademarks. Novadaq shall file trademark applications and maintain any issued trademarks on the New Marks in each country where such New Marks are in use in commerce, in each case at Novadaq’s expense.

(d) KCI MR acknowledges that Novadaq is the sole owner of all right, title and interest in and to the Novadaq Trademarks, New Marks and SPY Trademarks, and that KCI MR has not acquired, and shall not acquire, any right, title or interest in or to the Novadaq Trademarks, New Marks and SPY Trademarks except the limited right to use such Novadaq Trademarks, New Marks and SPY Trademarks as expressly set forth in this Agreement and the Amended and Restated Marketing and Sales Distribution Alliance Agreement between Novadaq and LifeCell. All use of the Novadaq Trademarks and SPY Trademarks by KCI MR, and all goodwill associated with such use, shall inure to the benefit of Novadaq. All rights of Novadaq in and to the Novadaq Trademarks, New Marks and SPY Trademarks not expressly granted under this Section 2.1 are reserved by Novadaq. KCI MR shall use the Novadaq Trademarks and SPY Trademarks and any New Marks in a manner that does not derogate Novadaq’s rights in or the value of the Novadaq Trademarks and SPY Trademarks and any New Marks, and shall take no action that would interfere with, diminish or tarnish those rights or value. Other than as expressly provided in this Agreement, neither Party shall attempt in any way to associate itself with the other Party’s goods and services by developing any trademarks that would be confusingly similar to the New Marks. The Parties shall ensure that any new trademarks developed in association with their other goods and services will be distinctive from any New Marks developed under this Agreement. The Parties shall cooperate and find ways to eliminate or minimize any confusion that might arise from their respective uses of the Novadaq Trademarks, New Marks, KCI Marks, and SPY Trademarks.

2.2 Mutual Exclusivity. As part of the consideration for the grant of exclusive marketing, sales and distribution rights as set forth in Section 2.1, during the Term, KCI MR shall not market, sell or distribute, either directly or indirectly, any equipment, software, system or consumable product that competes, within the Field, anywhere in the Territory with any of the Products, nor market, sell or distribute, either directly or indirectly, any consumable products for use with the Device other than the Procedure Kits. Any breach of this Section by any of KCI MR’s Affiliates, subdistributors, or subcontractors shall be deemed a material breach of this Section by KCI MR.

2.3 Territory Requirement. If KCI MR does not launch marketing efforts of the Products in each of the following: (i) the European Major Markets, (ii) the MEA Major Markets, (iii) Japan, and (iv) Australia within [redacted] of the Effective Date, and there continues to be a delay in the launch of marketing efforts thereafter in a particular jurisdiction that is due solely to inaction on the part of KCI MR or the fault (i.e., gross negligence, misconduct, violation of applicable law, or wrongful failure to act) of KCI MR, then KCI MR’s rights granted in Section 2.1 shall revert back to Novadaq with respect to the particular country, in each case unless the Parties have agreed that it is not commercially reasonable to pursue commercialization of the Product in the particular country. Any third party action, inaction or fault with respect to gaining regulatory approval, performing clinical trials, filing for insurance reimbursement, or meeting localization requirements not caused by KCI MR shall not be deemed to be inaction or the fault of KCI MR. In addition, if KCI MR does not use commercially reasonable efforts to market the Products in the Territory in accordance with this Agreement, KCI MR’s rights granted in Section 2.1 will automatically revert back to Novadaq with respect to the Territory and the relevant Field. Notwithstanding the foregoing, if LifeCell MR has complied with the launch requirements pursuant to Section 2.3 of the LifeCell MR Agreement, then KCI MR shall have no obligations, and Novadaq shall have no rights, pursuant to this Section 2.3.

3.0	COMPENSATION

3.1 Launch Payment. Within five (5) days following the earlier of KCI MR’s first commercial sale or rental of a Device in [redacted] in the Field, KCI MR shall pay to Novadaq [redacted]

by wire transfer if LifeCell MR has not yet made any “Launch Payment” (as defined in the LifeCell MR Agreement) to Novadaq with respect to the first commercial sale or rental of a Surgical Device in [redacted] in the Surgical Field pursuant to the LifeCell MR Agreement. Within five (5) days following the earlier of KCI MR’s first commercial sale or rental of a Product in [redacted] in the Field, KCI MR shall pay to Novadaq [redacted] by wire transfer if LifeCell MR has not yet made any “Launch Payment” (as defined in the LifeCell MR Agreement) to Novadaq with respect to the first commercial sale or rental of a Surgical Device in [redacted] in the Surgical Field pursuant to the LifeCell MR Agreement.

4.0	PLANNING AND JOINT STEERING COMMITTEE

4.1 Business Plan. For the first three (3) calendar years of this Agreement, each Party shall submit an annual investment plan (hereafter “Business Plan”) for the upcoming calendar year to the JSC in a format determined by the JSC on or before October 1 of the preceding calendar year. The Business Plan of the submitting Party shall detail the submitting Party’s projected and planned expenditures for the calendar year. Each Party will use commercially reasonable efforts to execute its Business Plan in support of this Agreement.

4.2 Joint Steering Committee.

(a) To facilitate the relationship between the Parties, the Parties shall create a joint steering committee (“JSC”) and Novadaq and KCI MR shall each appoint three (3) representatives from Novadaq or KCI MR or their respective Affiliates, each to serve on the JSC, each of who shall have experience and seniority sufficient to enable him or her to make decisions on behalf of the Party he or she represents. Promptly after the Effective Date, each Party shall promptly appoint its representatives. Either Party may change its representatives at any time by giving written notice to the other. The JSC shall meet within sixty (60) days after the Effective Date, and thereafter as agreed to by the Parties, but no less than once per calendar quarter during the first twelve (12) months following the Effective Date, and at least twice per year thereafter during each of the Term. Additional representatives of a Party may attend meetings of the JSC on an ad hoc invited basis as appropriate.

(b) The JSC shall appoint a chairperson from among its members, which shall initially be a representative from KCI MR, and then rotate annually between Parties. The chairperson shall be responsible for calling meetings of the JSC and for leading the meetings. A JSC member of the Party hosting a meeting of the JSC (or someone designated by the JSC) shall serve as secretary of that meeting for the purpose of preparing and distributing minutes of such meeting.

(c) The location of the meetings of the JSC shall alternate between KCI MR’s principal place of business and Novadaq’s principal place of business, or as otherwise agreed by the Parties. The JSC may also meet by means of a telephone conference call or videoconference. Each Party shall use reasonable efforts to cause its representatives to attend the meetings of the JSC. If a representative of a Party is unable to attend a meeting, such Party may designate an alternate to attend such meeting in place of the absent representative. Either party may convene a special meeting of the JSC for the purpose of resolving disputes.

(d) JSC Responsibilities. The JSC shall be responsible for: (i) reviewing each Party’s Business Plan; (ii) reviewing progress of KCI MR marketing activities and Novadaq research and development activities; (iii) reviewing all Device specifications and clinical study plans and schedules; (iv) attempting to resolve disputes, if any; and (v) performing such other tasks and undertaking such other responsibilities to which the Parties may jointly agree. The JSC shall only act unanimously and each of KCI MR and Novadaq, acting through its representatives, shall have one vote on the JSC. If the JSC is unable to agree on any issue, the JSC may escalate such issue to the President (or its equivalent) of KCI MR and CEO of Novadaq respectively for resolution. If the issue remains unresolved sixty (60) days after the Parties agree to escalate to the President of KCI MR (or its equivalent) and CEO of Novadaq, or their respective designee, then the dispute shall be settled by the Section 22.12 herein (Dispute Resolution).

5.0	TRAINING AND PERSONNEL

5.1 KCI MR Sales Training. Novadaq shall make available at no charge, two (2) business managers for the Field for up to twenty (20) business days during a period of six (6) months on or about KCI MR’s first commercial launch for the Products when and as needed by KCI MR and, thereafter, a total of ten (10) business days each during each full Contract Year of the Term, to provide training to KCI MR’s sales force training staff, regarding sales, marketing, and the use of the Products at a nominated regional venue so as to enable the training staff to train KCI MR’s sales personnel. Novadaq shall provide existing sales training tools at no charge and KCI MR shall produce training tools and a training curriculum for use by its sales force by integrating the training tools provided by Novadaq. Each Party shall be responsible for all of its own travel and accommodation expenses associated with sales training.

5.2 Customer Training. KCI MR shall provide reasonable clinical and Product training to Customers within a reasonable time after installation of the Device at Customers’ facilities at KCI MR’s sole cost and expense.

5.3 KCI MR Personnel Requirements. KCI MR shall maintain a reasonable number of trained sales and marketing personnel intended to enable KCI MR to develop and support the market for the Products in the Territory in an effective manner. KCI MR shall not engage any third party to act as a subdistributor for any market within the Field or country or region within the Territory without Novadaq’s prior written approval, which approval shall not be unreasonably withheld. For any third party consultant or subcontractor that KCI MR wishes to engage to perform any of their obligations under this Agreement other than to act as a subdistributor as described in the preceding sentence, KCI MR may engage such third party consultant or subcontractor without Novadaq’s prior written approval; provided, however, that KCI MR shall notify Novadaq of any such third party consultant or subcontractor at the next meeting of the JSC that occurs after such engagement. Any subdistributor or subcontractor engaged by KCI MR pursuant to this Section shall not diminish KCI MR’s obligations hereunder and KCI MR shall be responsible for the conduct of any distributor or subcontractor.

6.0	PROMOTION AND MARKETING

6.1 Marketing Obligation and Activities. KCI MR shall use commercially reasonable efforts, in accordance with their reasonable business judgment, to advertise, promote, market, sell, and otherwise distribute Products in the Territory for use within the Field, so as to maximize revenue for both Parties, in accordance with the terms and conditions of this Agreement; for the avoidance of doubt, commercially reasonable efforts shall not require KCI MR to advertise, promote, market, sell, or otherwise distribute Products in any country in the Territory where it would not be profitable to do so. KCI MR shall inform Novadaq periodically through the JSC, with respect to its marketing plans. However, KCI MR will be responsible for, and will have the sole right to make all final decisions and determinations relating to:

(a) showing, demonstrating, and otherwise representing the Products at trade shows and events;

(b) producing and disseminating marketing and promotional materials;

(c) displaying, demonstrating, and explaining the operation and use of the Products to Customers and prospective Customers in the Territory;

(d) designing and hosting dedicated web pages describing the Products;

(e) conducting advertising campaigns;

(f) developing and implementing a plan for medical publications on the use of Products in certain medical journals; and

(g) conducting referring physician marketing; and conducting advisory board activities.

KCI MR shall have an obligation to:

(h) refrain from making claims or representations concerning the Products, other than as set forth in the applicable specifications, regulatory clearances, and approvals;

(i) refrain from discrediting the Products or Novadaq; and

(j) consult with Novadaq regarding any sales, advertising or trade practice that KCI MR believes in good faith might negatively affect the good name, trademarks, goodwill or reputation of Novadaq or the Products, and complying with all reasonable requests of Novadaq with regard to any such practice.

6.2 Approval. Each Party shall obtain the other Party’s approval, which shall not be unreasonably withheld, in writing prior to the use of any promotional and marketing material relating to the Products that affect, or could reasonably negatively affect, the regulatory approvals for the Product or any rights in its trademarks. The other Party shall respond to any request by the requesting Party as promptly as is practical, but in no event later than ten (10) business days after receipt of the request.

6.3 Promotional Information. Novadaq shall provide KCI MR with all existing and applicable promotional information for the Products in an electronic format. The costs and expenses for producing, distributing and updating (subject to Section 6.2 as applicable) such promotional information (including any brand development, marketing studies, design services, etc) shall be the sole responsibility of KCI MR.

6.4 Technical Documentation. Novadaq shall be responsible for producing and providing all necessary labeling for the Product, including “Operator Manuals” that accompany the Devices and “Instructions for Use” that accompany the Procedure Kits, and any other technical documentation otherwise required by law to be made part of the label for the Products. For clarity, such technical documentation accompanies, and is distributed with, the Products. The costs and expenses for producing and incorporating and/or packaging such technical documentation shall be the sole responsibility of Novadaq. Novadaq may from time to time revise such technical documentation and will notify KCI MR of such revisions. Novadaq shall make all reasonable changes to the Product labels and other technical documentation requested by KCI MR, including but not limited to providing KCI MR branding on the Product labels and other technical documentation, so long as such changes comply with any applicable law.

6.5 Sales Leads. During the Term, Novadaq shall promptly forward to KCI MR all leads for sales of Product in the Territory for use within the Field.

7.0	DEVICES: ORDERS; SUPPLY; PRICES; PAYMENTS; SERVICES

7.1 General. During the Term, KCI MR may rent, purchase or otherwise obtain, Devices from Novadaq, in accordance with Exhibit A, and such Devices may be either sold to Customers (such Devices to be purchased by KCI MR for resale), pursuant to purchase orders under the Purchase Plan, or rented to or placed with Customers (either for evaluation or purchase), pursuant to installation orders under the Rental Plan and Placement Plan, based on the applicable mode of sale as set forth in Exhibit A and in accordance with this Article 7. KCI MR, through their employees and representatives, will serve as the primary contact with the Customers and shall be responsible for: (i) soliciting and receiving orders for the placement (either by rental, placement, or purchase) of Devices from Customers, (ii) preparing, negotiating, and executing rental, placement, and purchase agreements with Customers that are substantially similar to a form that has been previously approved by Novadaq or that are otherwise agreed to by the Parties, (iii) coordinating and confirming installation dates; and (iv) invoicing and collecting rental or purchase payments, as applicable, for the Devices from its Customers. Novadaq shall be responsible for: (i) manufacturing or causing the manufacture of the Product; and (ii) arranging for and conducting all shipping, installation, testing, maintenance, service, de-installation, and removal of the Device in accordance with KCI MR’s instructions. Novadaq will promptly notify KCI MR of all Novadaq’s communications and interactions with Customers.

7.2 Forecasts for Devices. On the Effective Date and at the beginning of each calendar quarter thereafter, KCI MR shall provide to Novadaq a good faith rolling forecast of KCI MR requirements for the Devices for the next four (4) calendar quarters. During the first six (6) months of the Term, the Parties shall develop a mutually acceptable system for forecasting demand for the Devices and the quantities forecasted shall not constitute a binding obligation of KCI MR to purchase (for resale to Customers) or rent the forecasted quantities of Devices, as applicable.

7.3 Device Shipping. Novadaq will schedule the timely manufacturing and shipment of the Devices to locations designated by KCI MR in accordance with the confirmed Device purchase orders provided by KCI MR. Delivery of each order of Devices will be Ex Works (EXW) to the Customer, or such other location as KCI MR shall designate, out of Novadaq’s or Novadaq’s designated manufacturer’s facilities. Title to (in the case of purchased Devices) and risk of loss for Devices shall pass to KCI MR at the time the shipment is made available for delivery to the carrier. Novadaq shall arrange, through a common carrier at Novadaq’s expense, transportation of the Devices to the KCI MR designated location.

7.4 Device Rental, Placement and Evaluation.

(a) Applicable Mode of Sale. KCI MR may rent or otherwise obtain Devices from Novadaq for placement or evaluation by KCI MR with a Customer. Such Devices may be subleased or subsequently placed with Customers by KCI MR, pursuant to installation orders. KCI MR shall request that Customers use a form substantially similar to the forms of agreements for the Rental Plan or the Placement Plan, as set forth in Exhibit A, or that is otherwise agreed to by the Parties, but shall not be obligated to use such form.

(b) Installation Orders for Devices. KCI MR shall rent or obtain Devices from Novadaq by issuing to Novadaq firm and binding Device installation orders for Devices, with such Devices being designated by KCI MR for rental, placement or evaluation with Customers in the Territory. KCI MR shall ensure that each such Device installation order shall specify the quantity of Devices ordered, any special requirements imposed by the relevant regulatory authority, shipment location, a requested shipment date and shipping instructions. KCI MR shall further ensure that (i) the shipment date requested in each such Device installation order shall be no sooner than fourteen (14) days (unless otherwise agreed by the Parties) after the date such Device installation order is submitted to Novadaq; and

(ii) the shipping instructions specified in each Device installation order shall conform to the terms of Section 7.3. Novadaq shall ship and install the Devices in accordance with the terms of KCI MR’s Device installation order and this Agreement.

(c) Device Installation Orders Terms. The terms and conditions of this Agreement shall apply to any and all Device installation orders for Devices submitted to Novadaq, and shall supersede any different or additional terms on Device installation orders or other documents of either Party. Any such different or additional terms are of no force or effect.

(d) Rental/Placement/Evaluation Agreement. Novadaq shall supply a Device to a Customer (for Device installation orders submitted by KCI MR in accordance with Section 7.4(b)) once the Customer has signed the appropriate form of Customer rental, placement, or evaluation agreement, as applicable, with KCI MR. Customer’s use of the Devices shall be subject to the terms and conditions set forth in the Customer rental, placement, or evaluation agreement, as applicable, which KCI MR shall endeavor to have included a covenant from the Customers that Customers shall only make use of the Devices within the Field. The Customer rental, placement, and evaluation agreements shall be at least as protective of Novadaq as any approved forms agreed upon pursuant to Exhibit A or as may otherwise be mutually agreed to by the Parties. Should a Customer insist on using a rental, placement, or evaluation agreement that differs from any approved form of rental, placement, or evaluation agreement, KCI MR shall endeavor to have such agreement: (i) state that title to the Device will remain at all times vested in Novadaq, (ii) include reasonable software license language or Novadaq’s standard software rider, and (iii) make Novadaq a third party beneficiary to such agreement. Additionally, KCI MR will obtain for Novadaq’s benefit any indemnification protection for claims caused by customers, warranty disclaimers and limitations on liability that KCI MR obtains for its own benefit.

(e) Payments for Device Rentals and Placements. For each Device Novadaq installs for a Customer rental or placement (but not evaluation or purchase), Novadaq shall invoice KCI MR monthly, commencing on the date of installation and expiring upon the date KCI MR requests Novadaq to de-install such Device, in an amount to be negotiated by the Parties in good faith pursuant to Exhibit A. Payments of the monthly Device fees are due within forty-five (45) days after the date of Novadaq’s invoice.

(f) Net Revenue Share for Device Rentals/Placements. The Parties agree to share Net Revenue generated by KCI MR pursuant to the distribution rights under this Agreement attributable to the rental and placement of Devices in the Territory as specified in Exhibit A. KCI MR is free to establish prices for the rental or placement of Devices in the Territory to Customers and are responsible for invoicing and collecting payment from Customers for the same. At the end of each calendar quarter after the Effective Date, the Parties shall true-up payments on a per Device basis (and not on an aggregated basis), for the previous calendar quarter. Such true-up payments shall be based on the quarterly reports specified in Section 9.1 and in accordance with the revenue sharing terms for the applicable mode of sale to be negotiated by the Parties in good faith pursuant to Exhibit A. Undisputed true-up payments (including, for clarity, all undisputed portions of any calculated quarterly true-up) shall be made within forty-five (45) days after the end of the relevant calendar quarter. Either Party may request that the Parties discuss changes to the sharing of Net Revenue generated from rental and placement of Devices, as applicable. Any and all changes to the sharing of Net Revenue shall take effect upon mutual agreement of the Parties in writing.

7.5 Device Sales.

(a) Applicable Mode of Sale. Devices purchased by KCI MR, in connection with fulfilling corresponding purchase orders from Customers, may be sold to Customers by KCI MR solely under a purchase document agreed to by the Parties.

(b) Purchase Orders for Devices. KCI MR shall solicit, accept, and forward to Novadaq firm and binding purchase orders for Devices purchased by Customers from KCI MR in the Territory. KCI MR shall ensure that each such purchase order shall specify the quantity of Devices ordered by the Customer, any special requirements imposed by the relevant regulatory authority, a requested shipment date and shipping instructions. KCI MR shall further ensure that (i) the shipment date requested in each such purchase order shall be no sooner than fourteen (14) days (unless otherwise agreed by the Parties) after the date such purchase order is submitted to Novadaq; and (ii) the shipping instructions specified in each purchase order shall conform to the terms of Section 7.3. Novadaq shall ship and install the Devices in accordance with the terms of Customer’s purchase order and this Agreement.

(c) Device Purchase Orders Terms. The terms and conditions of this Agreement shall apply to any and all purchase orders for Devices submitted to Novadaq, and shall supersede any different or additional terms on purchase orders or other documents of either Party. Any such different or additional terms are of no force or effect.

(d) Purchase Agreement. Novadaq shall supply a Device to a Customer (for Device purchase orders forwarded by KCI MR in accordance with Section 7.5(b)) once the Customer has signed the appropriate form of Customer purchase agreement with KCI MR, and such Customer signed purchase agreement has been received by Novadaq from KCI MR. The form of purchase agreement shall be mutually agreed upon by the Parties. Customer’s use of the Devices shall be subject to the terms and conditions for the Devices set forth in the Customer purchase agreement. Under the Customer purchase agreement, Customers shall only make use of the Devices within the Field.

(e) Net Revenue Share for Device Sales. The Parties agree to share Net Revenue generated by KCI MR pursuant to the distribution rights under this Agreement and attributable to sales of Devices in the Territory, as specified in Exhibit A. KCI MR is responsible for invoicing and collecting payment from Customers for the same. At the end of each calendar quarter after the Effective Date, the Parties shall true-up payments on a per Device (and not on an aggregated basis) for the previous calendar quarter. Such true-up payments shall be based on the quarterly reports specified in Section 9.1 and in accordance with the revenue sharing terms that will be negotiated in good faith by the Parties pursuant to Exhibit A. Undisputed true-up payments (including, for clarity, all undisputed portions of any calculated quarterly true-up) shall be made within forty-five (45) days after the end of the relevant calendar quarter. Either Party may request that the Parties discuss changes to the sharing of Net Revenue generated from sales of Devices, as applicable. Any and all changes to the sharing of Net Revenue shall take effect upon mutual agreement of the Parties in writing.

7.6 Device Service. Novadaq’s obligations to service the Products shall be in accordance with the following:

(a) Novadaq shall be responsible for providing Services to or on behalf of KCI MR.

(b) Novadaq represents and warrants to KCI MR that the Services shall be performed in a timely, professional, and workmanlike manner consistent with the highest industry standards and in accordance with Exhibit C.

(c) Novadaq shall maintain a customer support center to receive and log Customers’ calls regarding defective or malfunctioning Products in accordance with the standards set forth in Exhibit C.

(d) Novadaq shall be responsible for coordinating with Customers, through KCI MR’s designated representative, the repair or replacement of defective Devices. Novadaq or its designated services representative shall perform repairs on behalf of KCI MR as appropriate or ship a replacement Device to Customer, and in the case of replacement, Novadaq shall be responsible for retrieving the defective Device from the Customer and installing the replacement Device at Customer’s facility. Such repair or replacement shall be in accordance with the standards set forth in Exhibit C, at Novadaq’s cost and expense. In the event that Novadaq or their designated service representative fails to repair or replace a defective Device for any Customer within the time period specified in Exhibit C, then KCI MR may, directly or indirectly through a third party service representative, repair or replace the Device and invoice Novadaq for the cost thereof and all reasonable expenses related thereto.

7.7 Change of Designated Service Representative. As of the Effective Date, Novadaq has contracted with CareStream Health, Inc. to be its designated service representative. Novadaq shall reasonably consider in good faith any KCI MR proposal to provide such Services in place of Novadaq’s designated service representative to the extent that KCI MR agrees to provide a similar quality of Services under substantially similar terms and conditions. Novadaq may contract with another service representative; provided, however, that Novadaq will give KCI MR as much advance notice of such change as is practicable in the circumstances and obtain KCI MR’s written consent, such consent not to be unreasonably withheld.

8.0	PROCEDURE KITS: ORDERS; SUPPLY; PRICES, PAYMENTS

8.1 General. During the Term, Procedure Kits will be sold to Customers pursuant to purchase orders, based on the applicable mode of sale as set forth in Exhibit A and in accordance with this Article.

8.2 Forecasts for Procedure Kits. On the Effective Date and at the beginning of each calendar quarter thereafter, KCI MR shall provide to Novadaq a good faith rolling forecast of KCI MR’s requirements for the Procedure Kits for the next four (4) calendar quarters. During the first six (6) months of the Term, the Parties shall develop a mutually acceptable system for forecasting demand for the Procedure Kits and the quantities forecasted shall not constitute a binding obligation of KCI MR to purchase the forecasted quantities of Procedure Kits.

8.3 Purchase Orders for Procedure Kits. KCI MR shall order Procedure Kits by submitting firm and binding purchase orders to Novadaq. Each purchase order shall specify the quantity of Procedure Kits ordered by KCI MR, any special requirements imposed by the relevant regulatory authority, a requested shipment date and shipping instructions. The shipment date requested in each purchase order shall be no later than sixty (60) days after the date such purchase order is submitted to Novadaq, and the shipping instructions specified in each purchase order shall conform to the terms of Section 8.8. Novadaq shall ship in accordance with the terms of KCI MR’s purchase order and this Agreement.

8.4 Purchase Order Terms. The terms and conditions of this Agreement shall apply to any and all orders for Procedure Kits submitted to Novadaq, and shall supersede any different or additional terms on KCI MR’s or Customers’ purchase orders or other documents of either Party. Any such different or additional terms are of no force or effect.

8.5 Inventory. KCI MR shall purchase Procedure Kits and maintain them at its own expense. KCI MR shall have the right to inspect each and every shipment of the Procedure Kits, and may reject a shipment (or portion thereof) if any unit contained therein fails to conform to the approved specifications, by providing notice to Novadaq. KCI MR may then return the units to Novadaq. Upon receipt of the nonconforming units, Novadaq will credit KCI MR for the cost of returning the units, and replace such units promptly at no additional cost to KCI MR.

8.6 Sale of Procedure Kits. KCI MR shall sell the Procedure Kits to Customers in the Territory and Customer’s use of the Procedure Kits shall be subject to the terms and conditions for the Procedure Kits set forth in the applicable Terms and Conditions of Use, which KCI MR shall provide to Customer upon sale of the Procedure Kits. The applicable Terms and Conditions of Use shall state that Customers shall only make use of the Procedure Kits within the Field. Novadaq shall furnish KCI MR with the form of Terms and Conditions of Use governing Customers’ use of the Procedure Kits in the Territory, which may be updated from time to time in Novadaq’s reasonable discretion and subject to KCI MR’s approval, which shall not be unreasonably withheld. Should a Customer insist on terms and conditions that differ from the Terms and Conditions of Use, such terms and conditions will be deemed acceptable by Novadaq if the provided terms and conditions: (i) include reasonable software license language or Novadaq’s standard software rider and (ii) make Novadaq a third party beneficiary to such agreement. Additionally, KCI MR will obtain for Novadaq’s benefit any indemnification protection for claims caused by customers, warranty disclaimers and limitations on liability that KCI MR obtains for its own benefit.

8.7 Assembly of Procedure Kits. Novadaq shall be responsible for supplying assembled Procedure Kits for distribution to Customers by KCI MR. KCI MR shall not include any other item in the Procedure Kits or alter the Procedure Kits in any way without prior written approval of Novadaq.

8.8 Procedure Kits Shipping. Novadaq will schedule the timely manufacturing and shipment of the Procedure Kits in accordance with the confirmed purchase orders. Delivery of each order of Procedure Kits will be Ex Works (EXW) to KCI MR out of Novadaq’s or Novadaq’s designated manufacturer’s facilities. Title to and risk of loss of Procedure Kits shall pass to KCI MR at the time the shipment is made available for delivery to the carrier. Novadaq shall arrange, through a common carrier at Novadaq’s expense transportation of the Procedure Kits to KCI MR.

8.9 Payments for Procedure Kits. Novadaq shall invoice KCI MR, for Procedure Kit purchases in an amount to be negotiated by the Parties in good faith pursuant to Exhibit A, and at the address to be provided to Novadaq by KCI MR. Undisputed payments for the purchases of Procedure Kits (including, for clarity, all undisputed portions of any invoice) will be due within forty-five (45) days after the date of Novadaq’s invoice.

8.10 Net Revenue Share for Procedure Kits. The Parties agree to share Net Revenue generated by KCI MR pursuant to the distribution rights under this Agreement attributable to sales of Procedure Kits in the Territory as specified in Exhibit A. KCI MR is free to establish prices for the sale of Procedure Kits to Customers and are responsible for invoicing and collecting payment from Customers for the same. At the end of each calendar quarter after the Effective Date, the Parties shall true-up payments on a per Procedure Kit basis (and not on an aggregated basis) for the previous calendar quarter, based on the quarterly reports specified in Section 9.1 and in accordance with the revenue sharing terms for the applicable mode of sale to be agreed to pursuant to Exhibit A. Undisputed true-up payments (including, for clarity, all undisputed portions of any calculated quarterly true-up) shall be made within forty-five (45) days after the end of the relevant calendar quarter. Either Party may request that the Parties discuss changes to the sharing of Net Revenue generated from sales of Procedure Kits. Any and all adjustments to the sharing of Net Revenue shall take effect upon mutual agreement of the Parties in writing.

9.0	REPORTS

9.1 Reporting. Within thirty (30) days after the end of each month during the first Contract Year, KCI MR shall provide Novadaq with documentation readily available to KCI MR summarizing the number of Procedure Kits sold during such month and the approximate revenue received by KCI MR from Customers pursuant to the distribution rights under this Agreement attributable to sales of Procedure

Kits in the Territory. Novadaq acknowledges that such documentation will be based on preliminary, unverified data, may not be reflected in the quarterly true-up reports described below, and is subject to change. In addition, within thirty (30) days of the end of each calendar quarter, KCI MR shall provide the true-up report and calculation that will be negotiated in good faith by the Parties pursuant to Exhibit A. KCI MR shall promptly communicate to Novadaq any problems with or changes or improvements to the Products suggested by any Customer or any employee of KCI MR.

9.2 Right to Review. Each Party shall maintain complete and accurate records of its activities under this Agreement, including without limitation those that give rise to payment, reporting, and in Novadaq’s case, Services obligations. These records shall be maintained in accordance with recognized accounting practices and in such a manner as may be readily audited by the other Party, in no event more frequently than twice per Contract Year. The records shall be available both during the Term and for a period of one (1) year following the expiration or termination of this Agreement. Subject to the Parties’ third party confidentiality and data protection obligations, each Party shall make available to an independent certified public accounting firm of nationally recognized standing selected by the auditing Party, during normal business hours and upon reasonable advanced notice, such records as necessary to verify the accuracy of the financial information and the audited Party’s compliance with any applicable laws as it pertains to this Agreement; provided, however, that any such requests do not unreasonably interfere with the operation of the day-to-day business affairs of the audited Party. The auditing Party shall pay for the costs of any such audit.

9.3 Adjustment. In the event that an audit discloses any discrepancies, invoices shall be adjusted to be in accordance with the terms of this Agreement and the total amount so determined shall be promptly credited, to the proper account.

10.0	REVENUE RECOGNITION; MISCELLANEOUS PAYMENT TERMS

10.1 Booking of Sales. KCI MR shall be entitled to book all sales of Procedure Kits, all sales of Devices, and all Device rentals and placements in the Territory.

10.2 Currency. All dollar amounts specified in this Agreement are in U.S. Dollars, and all payments made hereunder, shall be made in U.S. Dollars.

10.3 Tax on Products sold to KCI MR. In addition to any payments due to Novadaq under this Agreement, KCI MR shall pay any sales, use, excise, import, export, customs, value added and other similar taxes and duties imposed on KCI MR by law and any penalties or interest associated with any of the foregoing imposed on KCI MR by any governmental authority with respect to any payment to be made by KCI MR to Novadaq under this Agreement for any Products to be delivered by Novadaq to KCI MR under this Agreement; except that the Parties shall equally share any additional taxes that are required to be paid pursuant to the medical device excise tax set forth in Section 4191 of the U.S. Internal Revenue Code of 1986. The Parties agree to cooperate in good faith to minimize the impact of such medical device excise tax.

10.4 Late Payments. All sums not paid to Novadaq when due shall accrue interest daily at the least of (i) an annual rate of [redacted] over the prime rate (as published in the Wall Street Journal), (ii) [redacted] or, (iii) the highest rate permissible by law on the unpaid balance until paid in full.

11.0	CUSTOMERS

11.1 Customer Information. During the Term, KCI MR shall maintain a Customer database (“Database”) to track and verify information related to KCI MR’s sale of the Products, which shall at a minimum include Customer contact information and date and price of sale. Novadaq shall have the right of reasonable access to the information in the Database during the Term. At Novadaq’s request or upon termination of this Agreement for any reason KCI MR shall deliver to Novadaq a complete copy of the contents of the Database in an electronic format acceptable to Novadaq and reasonably acceptable to KCI MR.

12.0	PRODUCT DEVELOPMENT AND CLINICAL STUDIES

12.1 Product Development. Novadaq and KCI MR will develop and design the specifications for the Device in consultation with key opinion leaders. Novadaq agrees to make all necessary changes and updates to the Device so that it can be used for clinical studies. Novadaq will submit its final designs and specifications for the Device to the JSC for approval. Following approval by the JSC of the Device designs and specifications, Novadaq will be responsible for manufacturing (or having manufactured) the Device in accordance with Section 7.1.

12.2 Clinical Studies. KCI MR will design the clinical development plan, including all clinical studies, and prepare the clinical study protocols related to the Products’ use in the Field that are necessary to obtain regulatory and reimbursement approvals for the Products’ use in the Field in the Territory, in consultation with Novadaq and key opinion leaders. KCI MR shall be responsible for the costs of designing the clinical development plan, preparing the clinical study protocols, and conducting such clinical studies. KCI MR shall have the right to use data resulting from clinical studies for its business activities. The JSC shall review all clinical study protocols and set the schedule for the conduct of such studies. Following approval by the JSC of the clinical study protocols for the Products’ use in the Field, KCI MR shall conduct all clinical studies related to the Products’ use in the Field that are necessary to receive regulatory and reimbursement approval for Products’ use in the Field in the Territory. Neither Party shall conduct any clinical studies on the Products in the Field in the Territory (as Territory is then defined) without the prior written approval of the other Party, such approval not to be unreasonably withheld. If the Parties mutually desire KCI MR to conduct a clinical study that will provide material benefit to Novadaq outside the Field, the Parties will negotiate a cost-sharing agreement concurrently with the JSC approval process for the clinical study protocols. KCI MR shall provide any enrollment, monitoring, and other data related to such clinical studies to Novadaq on a quarterly basis. Any third party involved in such clinical studies shall be bound by a written nondisclosure and nonuse agreement that protects each Party’s Confidential Information under terms no less protective than those provided for under this Agreement. Any clinical studies initiated by Novadaq without the support of KCI MR, whether initiated prior or subsequent to the Effective Date, and whether such clinical studies will benefit to KCI MR, shall be the sole responsibility of Novadaq.

12.3 Regulatory Approvals. KCI MR and Novadaq shall work together to obtain and prepare all clinical data, results, information, and materials necessary for Novadaq to use to apply for any and all approvals, licenses, registrations, or authorizations of any country, federal, supranational, state or local regulatory agency, department, bureau or other government entity that may be necessary for the use, storage, import, transport and/or sale of a particular Product in the countries or regulatory jurisdictions in the Territory (“Regulatory Approval”). KCI MR shall assist Novadaq in all material issues, amendments, supplements, and other matters related to the approval process. Novadaq shall pay any filing fees and other costs (excluding any costs and expenses related to design and conduct of clinical studies), including third party consulting costs, for a Regulatory Approval payable to any country, federal, supranational, state or local regulatory agency, bureau or other governmental entity. The Parties agree to cooperate on the preparation and filing of any regulatory materials that may be necessary in an efficient and expeditious manner. Novadaq will provide KCI MR with at least ten (10) business days to provide feedback on any regulatory filings that may be necessary and Novadaq will reasonably incorporate any feedback from KCI MR with respect to such regulatory filings. Novadaq shall submit, own, and maintain all regulatory filings and Regulatory Approvals prepared pursuant to this Section 12.3, and shall be noted as the applicant on all such filings.

12.4 Reimbursement Approvals. KCI MR and Novadaq shall work together to conduct the clinical studies and obtain all clinical data, results, information, and materials necessary for KCI MR to submit to country, federal, supranational, state or local regulatory agency, department, bureau or other governmental entity that may approve or determine pricing for medical device products and procedures for reimbursement and as otherwise necessary for reimbursement of physicians and hospitals by private and public insurance or other payors for the use of a particular Product, in the countries or regulatory jurisdictions in the Territory (“Reimbursement Approval”). Novadaq shall assist KCI MR in all material issues, amendments, supplements, and other matters related to the Reimbursement Approval process. KCI MR shall be responsible for bearing the cost of creating and gathering the foregoing information and materials used in any Reimbursement Approval. The Parties agree to cooperate on the preparation and filing of materials to obtain Reimbursement Approvals in an efficient and expeditious manner. KCI MR shall submit and maintain all filings and Reimbursement Approvals prepared pursuant to this Section 12.4.

13.0	COMPLIANCE

13.1 Anti-Fraud and Anti-Abuse Compliance. Each Party shall comply with all applicable laws in connection with the sale and marketing of Products, including, without limitation any anti-kickback, anti-referral and like laws and regulations.

13.2 Quality Agreement. The Parties will enter into a Distribution Quality Agreement, with terms agreeable to each Party. When such Distribution Quality Agreement is entered into by the Parties, it will be incorporated into and made a part of this Agreement for all purposes. In the event of any inconsistency between this Agreement and the Distribution Quality Agreement, this Agreement shall control. Any modifications or amendments to the Distribution Quality Agreement shall require an amendment to this Agreement.

14.0	OTHER KCI MR RESPONSIBILITIES

14.1 Limitations on Distributorship.

(a) KCI MR shall not market, sell, or distribute Products in any manner in any Territory for which there is not a Regulatory Approval or outside the Territory.

(b) KCI MR shall not sell to any person that KCI MR knows (including, without limitation, upon notice of such from Novadaq) will (i) distribute the Products in any region and/or country outside the Territory; or (ii) use the Products outside the Field.

(c) KCI MR shall not use, manufacture, assemble or modify the Products, except as expressly permitted hereunder.

(d) KCI MR shall not allow any third party, other than Affiliates of KCI MR, to distribute the Products in the Field within the Territory on its behalf without Novadaq’s written consent, which shall not be unreasonable withheld.

14.2 KCI MR Affiliates. KCI MR shall take steps to ensure that Section 4.2 (Mutual Exclusivity) and Article 16 (Confidentiality) of this Agreement shall be binding on all of KCI MR’s Affiliates and agents.

15.0	TERM AND TERMINATION

15.1 Term. This Agreement shall be effective from the Effective Date and continue in full force and effect for a period of seven (7) years (the “Term”) unless terminated earlier as provided herein. Thereafter, this Agreement may be renewed only upon mutual agreement of the Parties in writing; provided, however, that the Parties shall meet in good faith at least twelve months prior to the expiration of the Term to discuss extending the term of the Agreement or winding down activities under the Agreement.

15.2 Termination by KCI MR. KCI MR may terminate this Agreement without cause upon twelve (12) months written notice to Novadaq.

15.3 Termination by Novadaq. Novadaq may terminate this Agreement upon: (i) an acquisition of the majority of the stock or assets of Novadaq by a third party, (ii) an acquisition (except for any such acquisition that occurs within one hundred and eighty (180) days of the Effective Date) of the majority of the stock or assets of LifeCell or KCI MR by a third party with the agreement of the board of directors of LifeCell or KCI MR or its parent that results in a change in the majority of the management team of LifeCell or KCI MR, or (iii) the delivery of twelve months prior written notice. If Novadaq terminates the Agreement pursuant to this Section, then Novadaq shall be required to make a payment to KCI MR in an amount equal to (1) the greater of (A) [redacted], or (B) [redacted], or (C) [redacted], minus (2) the sum of any termination payments made under the corresponding provisions of the Other KCI Agreements (“Contract Termination Payment”).

(a) “Revenue Amount” shall mean [redacted]the sum of (1) the gross revenue invoiced by KCI MR pursuant to the distribution rights under this Agreement to third parties for sale or rental of the Products in the Territory during the [redacted]immediately prior to the termination date, and (2) the gross revenue calculated under the corresponding provisions of each of the Other KCI Agreements, if any, that were terminated prior to this Agreement (i.e., the aggregate “Revenue Amounts” as computed under the Other KCI Agreements).

(b) “Expense Amount” shall mean the sum of (i) any [redacted]and (ii) [redacted]the sum of (1) the expenses incurred by KCI MR pursuant to the distribution rights under this Agreement (which expenses shall be limited to those expenses actually incurred by KCI MR to the extent attributable to clinical studies, regulatory approval, reimbursement, sales and marketing, and other commercialization activities) attributable to the Products in the Territory during the [redacted] immediately prior to the termination date in connection with the exercise of the rights granted under this Agreement and the marketing, sale, and distribution of the Products, and (2) the expenses calculated under the corresponding provisions of each of the Other KCI Agreements, if any, that were terminated prior to this Agreement (i.e., the aggregate “Expense Amounts” as computed under the Other KCI Agreements).

(c) “Fixed Amount” shall mean [redacted]if such termination occurs in the first Contract Year, [redacted]if such termination occurs in the second Contract Year, [redacted]if such termination occurs in the third Contract Year, or [redacted] thereafter.

By way of illustration only and not to indicate any actual revenues, expenses, Milestone Payments, Launch Payments or Contract Termination Payment payable, Exhibit E hereto contains illustrative examples of how the Contract Termination Payment would be calculated.

15.4 Termination Payment Related Indemnification. KCI MR shall indemnify, defend, and hold harmless the Novadaq Indemnitees from any and all liabilities, damages, losses, demands, actions, suits, proceedings, claims, deficiencies, penalties, interest, expenses, fines, assessments, charges and costs

(including, without limitation, reasonable attorneys fees, costs of investigation and court costs) imposed on, incurred by or asserted against such Novadaq Indemnitees by KCI US, LifeCell MR, LifeCell or their respective Affiliates in any way relating to or arising from or out of KCI MR’s actions or omissions in connection with the Contract Termination Payment or any termination payment under the Other KCI Agreements.

15.5 Effect of Termination. Upon termination of this Agreement, KCI MR and Novadaq agree to execute such documents and do all such other things as may be necessary or desirable to effect a prompt and orderly transition of the business of distribution of the Products from KCI MR to Novadaq (or at Novadaq’s request, to a third party designated by Novadaq). Without limiting the foregoing, KCI MR (a) shall assign, and cause to be assigned, to Novadaq (or to a Novadaq designated third party) all agreements with Customers (collectively, the “Customer Agreements”), (b) agrees to notify the Customers of such assignment and to direct the Customers to make payments directly to Novadaq pursuant to a notice of assignment substantially in the form of Exhibit D hereto (a “Notice of Assignment”), and (c) shall promptly remit to Novadaq any payments (or portions thereof as may be appropriate) received from Customers after termination of this Agreement and owed to Novadaq under this Agreement. Upon execution of this Agreement, KCI MR agrees to provide Novadaq with a reasonable quantity of executed but undated original Notices of Assignment on KCI MR letterhead with the address in blank; provided, however, that Novadaq shall not complete and deliver any Notice of Assignment to a Customer until at least ten (10) business days after termination of this Agreement. Further, KCI MR shall endeavor to include in each Customer Agreement for a Device Evaluation, Placement or Rental a statement that identifies the manufacturer of the Device as the owner of the subject unit of the Device and as an intended third party beneficiary of the Customer Agreement. Notwithstanding any termination of this Agreement, KCI MR shall have the right to sell, lease, or otherwise dispose of all previously finished inventory of Products and otherwise fulfill any existing purchase orders for Products that have previously been accepted by KCI MR.

16.0	CONFIDENTIAL INFORMATION

16.1 General. During and after the Term, the receiving Party shall (i) receive and maintain the Confidential Information in strict confidence; (ii) not disclose any Confidential Information to any third party without the prior written consent of the disclosing Party; and (iii) use the Confidential Information solely for purposes of performing its obligations and/or exercising its rights under this Agreement. The receiving Party may disclose the Confidential Information to its employees and contractors requiring access thereto for the purposes of this Agreement, provided, however, that prior to making any such disclosures, each such person shall be bound by a written nondisclosure and nonuse agreement that protects the Confidential Information under terms no less protective than those herein. The receiving Party agrees to take all steps necessary to ensure that the Confidential Information shall be maintained in confidence including such steps as it takes to prevent the disclosure of its own proprietary and confidential information of like character, but the receiving Party shall in no event use less than a reasonable degree of care to protect the Confidential Information. The foregoing obligations of confidentiality and non-use shall survive, and remain in effect for a period of five (5) years from, the termination or expiration of this Agreement in accordance with Article 15.

16.2 Required Disclosures. If the receiving Party is required, pursuant to a governmental law, regulation or order, to disclose any Confidential Information, the receiving Party (i) shall give advance written notice to the disclosing Party, (ii) shall make a reasonable effort to assist he disclosing Party in obtaining a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the law or regulation required and (iii) shall use and disclose the Confidential Information solely to the extent required by the law or regulation.

16.3 Destruction of Confidential Information. Within a reasonable period after the effective date of termination or expiration of this Agreement, each receiving Party shall, to the extent practical, use good faith efforts to destroy all copies and tangible manifestations of the Confidential Information of the other disclosing Party in the control and possession of the receiving Party. The retention of copies in archives of backed-up data shall not constitute a breach of this provision.

17.0	ASSIGNMENT

Neither Party shall assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, by operation of law or otherwise, any rights or obligations under this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld; provided, however, that KCI MR may assign any rights or obligations under this Agreement to any of its Affiliates in the case of any assignment to an Affiliate or pursuant to a merger, reorganization, restructuring, consolidation or sale of substantially all of the assets related to the subject matter of this Agreement or stock of a Party, no consent shall be required from the other Party. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

18.0	WARRANTIES

18.1 Novadaq’s Warranty for Devices. Devices that are sold to KCI MR shall be provided with Novadaq’s standard one (1) year warranty, which may be assigned by KCI MR directly to a Customer. Further, Novadaq hereby represents and warrants to KCI MR that for one (1) year the Devices that are provided to KCI MR hereunder shall comply with all Documentation and product specifications applicable thereto, be free from any material defects, and shall be manufactured in accordance with and otherwise comply with all applicable laws and regulations.

18.2 Warranty for Procedure Kits. Novadaq hereby represents and warrants to KCI MR that the Procedure Kits sold to KCI MR hereunder shall comply with all Documentation and product specifications applicable thereto, be free from any material defects, and shall be manufactured in accordance with and otherwise comply with all applicable laws and regulations. Novadaq agrees to replace Procedure Kits that have arrived damaged or not in accordance with the approved specifications at the KCI MR site. KCI MR shall be responsible for replacing Procedure Kits that KCI MR damages prior to delivery of such Procedure Kits to Customer’s site.

18.3 Disclaimer. EXCEPT AS MAY BE SPECIFICALLY SET FORTH IN SECTION 18.1 AND 18.2 OF THIS AGREEMENT, NOVADAQ DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WITH REGARD TO THE PRODUCTS SUPPLIED UNDER THIS AGREEMENT INCLUDING, WITHOUT LIMITATION, ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, DURABILITY AND NON-INFRINGEMENT. Novadaq’s limited warranties hereunder are only for the benefit of KCI MR and Novadaq provides no warranty whatsoever to any Customer other than Novadaq’s standard warranty for the Products provided to Customers in the Terms and Conditions of Use.

19.0	INDEMNIFICATION

19.1 Novadaq’s Indemnity Obligations. Novadaq shall indemnify, defend and hold harmless KCI MR and its Affiliates, and their respective officers, directors, employees, customers, and agents (the “KCI MR Indemnitees”) from and against (and shall on demand reimburse them for) any claim made by a third party that a Product infringes any copyright, trademark, trade secret or patent (a “Claim”). Novadaq shall pay any and all liabilities, damages, losses, demands, actions, suits, proceedings, claims, deficiencies, penalties, interest, expenses, fines, assessments, charges and costs (including, without limitation, reasonable attorneys fees, costs of investigation and court costs), attributable to a Claim that are awarded against the KCI MR Indemnitees in a settlement approved in advance and in writing by Novadaq or by judgment of a court or imposition by a government body; provided, however, that KCI MR: (a) has promptly notified Novadaq in writing of the Claim after KCI MR becomes aware of such Claim and solely to the extent that any delay in such notification has materially prejudiced any defense of such Claim; (b) gives Novadaq sole control of the defense and settlement of the Claim; provided, however, that Novadaq agrees to indemnify and defend KCI MR for such claim; and (c) provides Novadaq with all timely assistance, information and authority required for the defense and settlement of the Claim that is requested in writing by Novadaq. Novadaq shall have no obligations under this Section 19.1 if (i) the infringement is caused by the use of any non-Product, information, design, specification, instruction, software, data or material in combination with the Product in a manner inconsistent with the intended use or documentation of the Product where such infringement would not have arisen but for such combination; (ii) the infringement is caused by the modification of the Product not authorized by Novadaq where such infringement would not have arisen but for such modification; (iii) the infringement is caused by the use of a prior version of the Product Software if use of the current version would be non-infringing, Novadaq has instructed the KCI MR Indemnitees in writing to use such current version to avoid such infringement, and such current version is provided by Novadaq to such KCI MR Indemnitees free of charge. If a Product becomes subject to a Claim asserted in a court of law, Novadaq shall, at its expense: (A) modify the Product to be noninfringing in a manner that preserves all of the features, functionality, and benefits of the Product without the need for additional regulatory approval, or (B) obtain for KCI MR a license to continue using the Product. If in Novadaq’s sole judgment it is not commercially reasonable to perform either of the above options, and the use of such Product becomes permanently enjoined, then Novadaq may repurchase the allegedly infringing Product and refund to KCI MR the purchase price paid by KCI MR for the Product. THIS SECTION SETS FORTH NOVADAQ’S SOLE OBLIGATIONS, AND KCI MR’S SOLE REMEDIES, IN THE EVENT OF ANY INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS BY THE PRODUCTS.

19.2 General Indemnity Obligations. KCI MR shall indemnify, defend and hold harmless Novadaq, and its Affiliates and their respective officers, directors, employees and agents (the “Novadaq Indemnitees”) from and against (and shall on demand reimburse them for), any and all liabilities, damages, losses, demands, actions, suits, proceedings, claims, deficiencies, penalties, interest, expenses, fines, assessments, charges and costs (including, without limitation, reasonable attorneys fees, costs of investigation and court costs) imposed on, incurred by or asserted against such Novadaq Indemnitees in any way relating to or arising from or out of KCI MR’s activities hereunder. Novadaq shall indemnify, defend and hold harmless the KCI MR Indemnitees from and against (and shall on demand reimburse them for), any and all liabilities, damages, losses, demands, actions, suits, proceedings, claims, deficiencies, penalties, interest, expenses, fines, assessments, charges and costs (including, without limitation, reasonable attorneys fees, costs of investigation and court costs) imposed on, incurred by or asserted against such KCI MR Indemnitees in any way relating to or arising from or out of Novadaq’s activities hereunder, any product liability claim related to the Products, or any other claim related to the design or manufacture of the Products.

20.0	LIMITATION OF LIABILITY

EXCEPT FOR CLAIMS OR LIABILITY ARISING FROM (A) BREACH OF THE CONFIDENTIALITY OBLIGATIONS UNDER SECTION 16.0 OF THIS AGREEMENT OR (B) EACH PARTY’S OBLIGATIONS UNDER SECTION 19.0 OF THIS AGREEMENT AS A RESULT OF A CLAIM BROUGHT BY A THIRD PARTY, UNDER NO CIRCUMSTANCES, INCLUDING NEGLIGENCE, SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES UNDER THIS AGREEMENT, EVEN IF THAT PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

21.0	INTELLECTUAL PROPERTY RIGHTS AND LICENSING

21.1 Intellectual Property Rights. For purposes of this Section, “Intellectual Property Rights” shall mean all of each Party’s respective rights in patents, trademarks, copyrights, proprietary information and know-how, and trade secrets based on such Party’s Intellectual Property, now in existence or hereafter developed or acquired by such Party, relating to the design, manufacture, marketing, maintenance, servicing, and operation of the Products.

21.2 Ownership. Each Party shall retain all Intellectual Property Rights in all Intellectual Property owned by such Party prior to the Effective Date. Each Party shall retain all Intellectual Property invented, authored, created, or developed solely by such Party on and after the Effective Date and all Intellectual Property Rights thereto. Intellectual Property that is invented, authored, created, or developed jointly by the Parties, with at least one joint inventor employed or contracted by each one of the Parties, on or after the Effective Date will be jointly owned with each Party owning an undivided one-half interest in and to such Intellectual Property. Each Party shall cause its employees to describe Intellectual Property that is invented, authored, created or developed in a written disclosure and to sign such written disclosure. With respect to any jointly-owned Intellectual Property, each Party will have the right to exploit such Intellectual Property (and the associated Intellectual Property Rights) on a worldwide basis during and after the Term without accounting to or obtaining consent from the other Party. Determinations as to which Party has invented any Intellectual Property will be made in accordance with the standards of inventorship under U.S. patent law in force prior to the adoption of the Leahy-Smith America Invents Act. Notwithstanding the foregoing, ownership of the New Marks will be in accordance with Sections 2.1(c) and 2.1(d).

21.3 Trademarks. Nothing herein shall grant to KCI MR any right, title or interest in or to any other trademark or trade name of Novadaq, except as otherwise provided for in this Agreement. At no time during or after the Term, shall KCI MR challenge or assist others to challenge the trademarks, service marks or trade names of Novadaq or any registration thereof or attempt to register any trademarks, service marks or trade names confusingly similar to those of Novadaq.

21.4 Software License. Novadaq hereby grants to KCI MR during the Term and subject to the terms and conditions hereof, a non-exclusive right in the Territory, within the Field: (a) to use, copy, display, and perform the Product Software to market and sell the Products, and (b) to distribute the Product Software to Customers in connection with the purchase of a Product. KCI MR shall not sublicense, assign or otherwise transfer the Product Software or the use thereof to any third party except as expressly permitted herein or as authorized by Novadaq in writing. The Product Software shall be used and operated by KCI MR in accordance with all related documentation provided to KCI MR, and in accordance with the terms and conditions of this Agreement, as well as all applicable federal, state and local legal and regulatory requirements.

21.5 Reverse Engineering. Except to the extent such prohibition is restricted by applicable law, KCI MR shall not, and shall not (a) copy, modify, translate, decompile, disassemble or otherwise reverse engineer the Product Software or Products or otherwise determine or attempt to determine source code for the executable code of the Product Software or software embedded in the Products, or (b) create any derivative works based upon the Product Software.

21.6 Documentation License. Subject to the terms and conditions herein, during the Term, KCI MR is hereby licensed to use the documentation provided to KCI MR related to the Products (“Documentation”) solely as necessary to market, demonstrate and sell Products in the manner intended by this Agreement. In addition, KCI MR is hereby licensed to reproduce and distribute the Documentation; provided, however, that KCI MR shall reproduce the Documentation without alteration of Novadaq’s copyright and/or trademark notices. KCI MR shall be responsible for all errors or omissions made by KCI MR in the process of reproducing, updating, changing, correcting and distributing the Documentation. KCI MR shall be responsible for ensuring that all updates, changes and/or corrections to the Documentation by Novadaq are properly incorporated into the latest revision of KCI MR’s version of Documentation and distributed to Customers as authorized herein in a timely manner. KCI MR shall be responsible for ensuring that any reproduction or distribution performed as authorized herein shall be of a professional quality and appearance. Except as the Parties otherwise expressly agreed in writing, KCI MR shall not sublicense the right of reproduction and distribution provided herein to any third party.

21.7 Use of Logos. Except as provided in Sections 2.1(b) and 2.1(c) of this Agreement, each Party shall only use the other Party’s trademarks, logos or other corporate identification marks in a manner consistent with such other Party’s corporate identity guidelines policy (provided upon request), and then only when authorized in writing by such other Party. Neither Party shall remove, obscure or otherwise alter any display or use of the other Party’s trademarks, logos or other corporate identification marks on any Products supplied to the other Party hereunder.

21.8 Enforcement. Novadaq and KCI MR shall each promptly notify the other in writing if either party learns of any actual, alleged or threatened infringement of the Intellectual Property Rights (including rights in Novadaq Trademarks, SPY Trademarks, New Marks, Product Software and Documentation) by a third party in the Field in the Territory (each, an “Infringement”). Novadaq shall have the first right, but not the obligation, at its own expense, to bring suit (or take other appropriate legal action) against any actual, alleged or threatened Infringement, including the defense and settlement thereof. If Novadaq does not initiate an infringement action or otherwise abate any such Infringement within one hundred twenty (120) days of receiving notification from KCI MR under this Section 21.8, then KCI MR shall have the right, but not the obligation, at its own expense, to bring suit (or take other appropriate legal action) against any such Infringement but only to the extent such Infringement relates to the Products in the Field in the Territory. Novadaq shall join any action brought by KCI MR under this Section such that KCI MR has standing to pursue the infringer and both Parties shall cooperate with each other and provide any requested, reasonable assistance (including, without limitation, making available information, documents, and witnesses) for any action brought under this Section. With respect to any recoveries received in settlement or awarded by a court pursuant to any action brought under this Section, the Parties shall share equally in any recovery after all reasonable out-of-pocket expenses in bringing such action are reimbursed to the Parties incurring such expenses.

22.0	GENERAL

22.1 Force Majeure. Neither Party shall be liable for any failure or delay in its performance of this Agreement due to fire, natural disaster, or acts of civil or military authority (“Force Majeure”). In the event of such a Force Majeure, the time for performance or cure shall be extended for a period equal to the duration of the Force Majeure, but in no event more than thirty (30) days.

22.2 Severability. If for any reason a court of competent jurisdiction finds any provisions of this Agreement or portion thereof to be unenforceable or invalid, that provision of this Agreement shall be enforced to the maximum extent permissible so as to give effect the intent of the Parties and the remainder of this Agreement shall continue in full force and effect.

22.3 Notices. All notices required or permitted under this Agreement shall be in writing, shall reference this Agreement and shall be deemed given when: (a) delivered personally; or (b) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid. All communications shall be sent to the addresses set forth below or to such other address as may be designated by a given Party by giving written notice to the other Party.

If to Novadaq:	Novadaq Technologies Inc
2585 Skymark Avenue, Suite 306
Mississauga, Ontario, Canada
L4W 4L5
Fax: 905-629-8779

Attn: Legal Affairs

If to KCI MR:	KCI Medical Resources Ltd
122 Mary Street
Zephyr House
Grand Cayman, Cayman Islands
Attn: President

with a copy to:

KCI Medical Resources Ltd
122 Mary Street
Zephyr House
Grand Cayman, Cayman Islands

Attn: Legal Department

22.4 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to or application of any of Delaware’s conflict of law rules.

22.5 Interpretation. This Agreement has been negotiated by the Parties and their respective counsel. This Agreement shall be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either Party.

22.6 Equitable Relief. Any breach of the confidentiality provisions of this Agreement by a Party (or its employees, agents, contractors, subdistributors or subcontractors) may result in irreparable harm, the amount of which shall be extremely difficult to estimate and ascertain, thus making any remedy at law or in damages inadequate. Therefore, each Party agrees that the other Party shall have the right to apply to any court of competent jurisdiction for an order restraining any breach or threatened breach of this Agreement. Each Party also agrees to enforce this Agreement and any of its provisions, including against employees, agents, contractors, sublicensees or subcontractors for any unauthorized dissemination of the Confidential Information. The foregoing is without prejudice to any other rights and remedies that a Party may have.

22.7 Complete Agreement. This Agreement, including the exhibits hereto, and any agreement specifically incorporated into and made a part of this Agreement hereunder, constitute the entire agreement between the Parties in connection with the subject matter hereof, and terminates and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties regarding the subject matter hereof. No amendment to or modification of this Agreement shall be binding unless in writing and signed by a duly authorized representative of both Parties.

22.8 Publicity. Neither Party shall make a press release or comparable form of public announcement relating to this Agreement, including advertising and promotion, without the other Party’s express written permission, except as may be required by law to comply with applicable laws and regulations and stock exchange rules. Each Party shall use good faith efforts to provide the contents of any such required public announcement to the other Party at least forty-eight (48) hours in advance of making such required public announcement, except in circumstances where compliance with applicable laws and regulations and stock exchange rules do not permit such advance notice.

22.9 Cumulative Remedies. Except as otherwise provided in this Agreement, all remedies provided under this Agreement are cumulative and are in addition to any and all other legal rights of the Parties.

22.10 Waiver. The failure of either Party to exercise any right conveyed hereunder shall not act as a waiver of that right. No waiver shall be effective unless in writing and signed by an authorized officer of the Party charged with the waiver. No waiver or breach of any provision of this Agreement shall be construed to be a waiver of any subsequent breach of the same or any other provision.

22.11 Headings. Section headings are for reference purposes only and shall not in any way affect the meaning or interpretation of any provision of this Agreement.

22.12 Dispute Resolution.

(a) The Parties agree that they will attempt in good faith to resolve any controversy, claim, dispute or question between them arising out of or relating to this Agreement, including the construction or application of this Agreement, promptly by negotiations between the Parties, beginning with discussions between the respective division or product line manager (the “Designated Representative”). If a controversy or claim should arise, the Designated Representatives of the Parties, as well as other appropriate representatives, will meet at least once and will attempt to resolve the matter. Either of the Designated Representatives may request the other to meet within 14 days, at a mutually agreed time and place.

(b) If the matter has not been resolved within 30 days of this meeting, the controversy or claim shall be submitted to non-binding mediation by a mediator chosen from names of mediators furnished by the Judicial Arbitration and Mediation Services (JAMS). The mediation shall occur in the jurisdictions as set forth in (c) below.

(c) Any dispute arising out of this Agreement which is not resolved pursuant to (a) or (b) above shall be resolved by binding arbitration in accordance with the rules of JAMS. Arbitration proceedings shall be held before a panel of one (1) arbitrator if the aggregate amount of damages claimed, including any counterclaims, is less than $250,000. In the event the aggregate amount of damages claimed, including counterclaims, exceeds $250,000, arbitration proceedings shall be held before a panel of three (3) arbitrators. The arbitration proceedings, together with all discoveries made pursuant thereto and statements or documents exchanged by the Parties in connection therewith, shall be kept confidential and shall only be used by such Parties in connection with the arbitration proceedings. The decision of the arbitrator(s) shall be final and nonappealable.

22.13 Authorization. Each signatory hereto represents and warrants that he/she is authorized to sign the Agreement on behalf of the Party indicated.

22.14 Compliance with Laws. Each Party shall comply with all applicable laws, legislation, rules, regulations and governmental requirements applicable to manufacture, distribution, sale, maintenance, supply and servicing of the Products and such Party’s exercise of its rights and performance of its obligations under this Agreement. Each Party shall obtain and maintain, throughout the Term, all licenses, permits and certificates necessary for the lawful conduct of its business, and complying with all applicable laws, ordinances, regulations and rules issued by any national, federal, state, local or municipal authority and/or any agency thereof.

22.15 Independent Contractor. Each Party shall act as and be deemed an independent contractor with respect to the other Party, and neither Party shall be authorized to in any way obligate or bind the other Party, and nothing in this Agreement shall be construed to constitute either Party as the agent of the other for any purposes whatsoever. This Agreement shall not be deemed, held or construed as creating a partnership, joint venture or any other form of association between the Parties for any purpose whatsoever.

22.16 Counterpart Execution. This Agreement may be executed in two or more counterparts, including faxed or other electronically transmitted counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same instrument.

ACCEPTED & AGREED:

Novadaq Technologies Inc.	KCI Medical Resources Ltd

By: (signed) *Arun Menawat*	By: (signed) *Adriano Cito*

Name: Arun Menawat	Name: Adriano Cito

Its: President & C.E.O.	Its: Assistant Secretary

Date:	Date: November 28, 2011

EXHIBIT A

Territory:

(1) Canada, and Mexico

(2) Europe

(3) The Middle East and Africa

(3) Japan

(4) Australia

(1)	Device Revenue Sharing and Distribution Plans. [redacted]

(2)	Form of Customer Agreements. [redacted]

(a)	Placement Plan. [redacted]

(b)	Rental Plan. [redacted]

(c)	Purchase Plan. [redacted]

EXHIBIT B

Surgical Device description: [redacted]

Features of the Surgical Device include, as of the Effective Date:

Mobile Cabinet

[redacted]

Articulating Arm

[redacted]

Flat Screen Rotating Surgeon Monitor

[redacted]

Touch Screen Operator’s Monitor and Keyboard

[redacted]

CCD Camera

[redacted]

Near Infrared Laser Light Source

[redacted]

Automatic Focus Sensor

[redacted]

Automatic Image Save and Archive to External Device Capabilities

[redacted]

Image Printer

[redacted]

Device System and Analysis Toolkit Software

[redacted]

Device Schematics

Surgical Procedure Kit description:

[redacted]

EXHIBIT C

Service Level Standards

[redacted]

Customer support:

1.	Telephone Support

[redacted]

2.	On Site Service

[redacted]

3.	Replacement Services

[redacted]

EXHIBIT D

Form of Notice of Assignment

[KCI MR LETTERHEAD]

Date:

To:

Re:	Medical Imaging System Rental Agreement, dated as of
,	between and you.

Ladies and Gentlemen:

You are a party to the above-referenced agreement (the “Customer Contract”) with KCI Medical Resources Ltd (“KCI MR”). The Customer Contract permits KCI MR to assign and convey its rights under the Customer Contract at any time.

KCI MR has now assigned the Customer Contract and all rights thereunder to the manufacturer of the medical imaging devices, Novadaq Corp. (“Assignee”). You should make all payments due under the Customer Contract to Assignee at the following address unless otherwise notified in writing by Assignee:

Please contact Novadaq Corp. (905-629-3822) with any questions you may have.

KCI Medical Resources Ltd

By

Name:

Title:

EXHIBIT E

Termination Pursuant to Section 15.3

Termination Provision

[redacted]

	Yr 1				Yr 2				Yr 3				Yr 4
	12M Rev		36M Cost		12M Rev		36M Cost		12M Rev		36M Cost		12M Rev		36M Cost

Operating Performance

LifeCell	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

KCI US	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

LifeCell MR	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

Note 36MCosts above are cumulative, i.e., Annual LifeCell costs are 6,7,8,9; but 12M Revs are annual

Example 1: Terminate LifeCell MR, KCI US, LifeCell in year one in quick succession [Note: Under this example, KCI MR has not been terminated.]

	A		B		C		Greatest of A, B, C		Prev. Term Payments		Contract Term Pmt
LifeCell MR	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

KCI US	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

LifeCell	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

Total
Termination
Payments											[redacted	]

Example 2: Terminate LifeCell MR in Year 1 and then KCI US and LifeCell in year 2 in quick succession [Note: Under this example, KCI MR has not been terminated.]

	A		B		C		Greatest		Prev Pmt		Cont Pmt
LifeCell MR	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

KCI US	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

LifeCell	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

Total
Termination
Payments											[redacted	]

Example 3: Terminate LifeCell MR in Year 1, KCI US in year 2 and LifeCell in year 3 [Note: Under this example, KCI MR has not been terminated.]

	A		B		C		Greatest		Prev Pmt		Cont Pmt
LifeCell MR	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

KCI US	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

LifeCell	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

Total
Termination
Payments											[redacted	]

Exhibit E – Page 2

Example 4: Terminate LifeCell in Year 3 and then KCI US and LifeCell MR in year 4 in quick succession [Note: Under this example, KCI MR has not been terminated.]

	A		B		C		Greatest		Prev Pmt		Cont Pmt
LifeCell MR	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

KCI US	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

LifeCell	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]	[redacted	]

Total
Termination
Payments											[redacted	]

Exhibit E – Page 3